AMENDMENT NO. 1

TO

RIGHTS AGREEMENT

THIS AMENDMENT NO. 1 dated as of September 5, 2007 (this "Amendment") to the Rights Agreement dated as of March 13, 2000 (the "Agreement") by and between CPI Corp., a Delaware corporation (the "Company"), and Computershare Trust Company, N.A., as successor rights agent to Harris Trust and Savings Bank (the "Rights Agent"), is entered into with reference to the following:

WHEREAS, in accordance with Section 27 of the Agreement, the Board of Directors of the Company has authorized the amendment and restatement of certain provisions of the Agreement as described below; and

WHEREAS, in accordance with Section 19 of the Agreement, the Rights Agent is a federally chartered trust company that has succeeded to the corporate trust business of Harris Trust and Savings Bank,

WHEREAS, the Company and Computershare Trust Company, N.A. agree that the Rights Agent shall act as the successor rights agent under the Agreement and that notice shall be provided by the Company if required pursuant to the Agreement; and

WHEREAS, capitalized terms used but not defined herein shall have the respective meanings assigned to them in the Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1.    Amendment of Definition of Acquiring Person.  Section 1(a) of the Agreement is hereby amended and restated in its entirety as follows:

(a).    "ACQUIRING PERSON" shall mean any Person (as hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, shall hereafter become the Beneficial Owner (as such term is hereinafter defined) of 20% or more of the Common Shares then outstanding, but shall not include the Company, any Subsidiary (as hereinafter defined) of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, any Person or entity organized, appointed, or established by the Company pursuant to any such plan, or any Exempt Person (as hereinafter defined).  Notwithstanding the foregoing, no Person or group shall become an "Acquiring Person" as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person or group to 20% or more of the Common Shares of the Company then outstanding; provided, however, that if a Person or group shall become the Beneficial Owner of 20% or more of the Common Shares of the Company then outstanding by reason of such an acquisition by the Company and shall, after such acquisition, become the Beneficial Owner of any additional Common Shares, then such Person or group shall be deemed to be an "Acquiring Person."  Notwithstanding the foregoing, if the Board determines that a person who would otherwise be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently,  and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an "Acquiring Person" for any purposes of this Agreement.

    2.    Addition of Definition of Exempt Person.  The Agreement is amended to add the following as new Sections 1(o), (p), (q) and (r) to be read in their entirety as follows:

(o)     “EXEMPT PERSON” shall mean the Knightspoint Group (as hereinafter defined), provided, however, that (i) the members of the Knightspoint Group do not directly or indirectly, in the aggregate, acquire Common Shares if, as a result, the Knightspoint Group would become the Beneficial Owners of 30% or more of the Common Shares then outstanding (excluding any shares or any options granted pursuant to the Company's stock option plans or any shares acquired upon the exercise of such stock options by members of the Knightspoint Group and/or their Affiliates or Associates), (ii) each Person who ceases to be a member of the Core Knightspoint Group does not acquire Common Shares if, as a result, such Person would become, directly or indirectly, the Beneficial Owner of more than the greater of (x) the percentage of the Common Shares outstanding that such Person Beneficially Owned immediately after it ceased to be a member of the Core Knightspoint Group and (y) 20% of the Common Shares  outstanding; (iii) each Person who is or ever becomes a member of the Knightspoint Group delivers to the Secretary of the Company, on the date that is the latest of (a) September 5, 2007, (b) the date upon which such Person becomes a member of the Knightspoint Group and (c) the date upon which such Person first becomes the direct Beneficial Owner of any Common Shares, an Irrevocable Proxy and Agreement substantially in the form set forth as Exhibit D hereto which shall (1) grant an irrevocable proxy to the Secretary of the Company to vote from time to time the Pro Rata Shares owned by such Person, (2) contain an affirmative covenant by such Person that it will never acquire Common Shares if, as a result, the number of Common Shares directly or indirectly Beneficially Owned by all members of the Knightspoint Group in the aggregate would be equal to 30% or more of the Common Shares outstanding and (3) contain an affirmative covenant by such Person (if such Person was previously a member of the Core Knightspoint Group) that it will comply with clause (ii) of this sentence; (iv) no member of the Knightspoint Group votes (whether at a meeting of shareholders or by written consent) any of its Pro Rata Shares in opposition to any recommendation of the Board of Directors of the Company; and (v) no member of the Knightspoint Group takes any legal action in a court of law to contest the validity of the Irrevocable Proxy and Agreement described in clause (iii) of this sentence. Notwithstanding the foregoing, in the event that the Knightspoint Group shall fail (for any reason and without regard to the fault or lack of fault of any particular member of the Knightspoint Group) to comply with clause (i) of this paragraph after having become an Exempt Person, the Knightspoint Group shall not be disqualified from Exempt Person status as a result of such breach of clause (i); provided, that the Knightspoint Group cures such breach within five (5) days after written notice identifying such breach from the Company to the members of the Knightspoint Group of which the Company is aware. In the event that the Knightspoint Group shall fail (for any reason and without regard to the fault or lack of fault of any particular member of the Knightspoint Group) to comply with clauses (ii), (iii), (iv) or (v) of this paragraph, then during the period in which the breach is outstanding, the Knightspoint Group shall not vote any Common Shares Beneficially Owned by any of them in opposition to the recommendations of the Board of Directors of the Company without the approval of the Company.  The Irrevocable Proxy and Agreement described in clause (iii) of this paragraph shall remain in full force and effect until termination of the Rights Agreement.

(p) “EXCESS SHARES” shall mean the amount of Common Shares directly or indirectly Beneficially Owned by the Knightspoint Group in excess of 20% of the voting power of the outstanding Common Shares.

(q) “KNIGHTSPOINT GROUP” shall mean all of the following combined: (i) David M. Meyer and the Persons with which he is a Beneficial Owner and any Person who is an Affiliate of Mr. Meyer, including those Persons with which Mr. Meyer files a Schedule 13D under the Exchange Act (the “Core Knightspoint Group”); (ii) any Person who was (for any length of time) a member of the Core Knightspoint Group on or after September 5, 2007; and (iii) any Person who is a Beneficial Owner with or Affiliate of (including by virtue of jointly filing a Schedule 13D under the Exchange Act) any member of the Core Knightspoint Group or any Person described in clause (ii) of this sentence.

(r) “PRO RATA SHARES” means, with respect to any Person that is a member of the Knightspoint Group, the number of Common Shares at any given time equal to the following: (i) the number of Common Shares directly Beneficially Owned by such Person divided by (ii) the aggregate number of Common Shares directly or indirectly Beneficially Owned by all members of the Knightspoint Group multiplied by (iii) the number of Excess Shares; provided, however, that the aggregate sum of all Pro Rata Shares at any given time for all members of the Knightspoint Group shall always be equal to the number of Excess Shares, and the foregoing calculation shall be adjusted on a pro rata basis to account for any member of the Knightspoint Group that fails to comply with the requirement described in Section 1(o)(iii) or to correct for any other anomaly that may result in the foregoing calculation causing the aggregate sum of all Pro Rata Shares at any given time for all members of the Knightspoint Group not to be equal to the number of Excess Shares.

3.    Amendment of Section 2.  Section 2 of the Agreement is hereby amended to add the following to the end of the last sentence:

“, upon ten (10) days’ prior written notice to the Rights Agent.  The Rights Agent shall have no duty to supervise, and in no event be liable for, the acts or omissions of any such co-rights agents.”

4.    Amendment of Section 18.  Section 18 of the Agreement is hereby amended to delete the word “negligence” and replace it in its entirety with “gross negligence”.

        5.    Amendment of Section 20.  Section 20(c) of the Agreement is hereby a mended to delete the word “negligence” and replace it in its entirety with “gross negligence”

6.      Amendment of Section 21.  Section 21 of the Agreement is hereby amended to insert the following sentence after the second sentence:

“In the event the transfer agency relationship in effect between the Company and the Rights Agent terminates, the Rights Agent will be deemed to resign automatically on the effective date of such termination; any required notice will be sent by the Company.”

        7.    Amendment of Section 26.  Section 26 of the Agreement is hereby amended to delete the Rights Agent notice address in its entirety and replace it with the following:

Computershare Trust Company, N.A.
2 North LaSalle Street
Chicago IL 60602
Attn: Dennis Sneyers, Client Services

     8.    New Section 35.  The Agreement is hereby amended to insert the following new Section 35:

“Section 35.  Force Majeure.  Notwithstanding anything to the contrary contained herein, the Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.”

        9.    No Further Amendments.  Except as expressly amended pursuant to Section 1 hereof, the remaining provisions of the Agreement shall remain in full force and effect in accordance with their terms.

     10.    Counterparts; Facsimile Signatures.  This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.  This Amendment may be executed by electronic or facsimile signature, and an electronic or facsimile signature shall constitute an original for all purposes.

[Signature page follows.]

IN WITNESS WHEREOF, the Company and the Rights Agent have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

The "Company":

CPI CORP.

By:	/s/ Gary W. Douglass
Gary W. Douglass
Executive Vice President, Finance,
Chief Financial Officer and Treasurer

                                   The "Rights Agent":

COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Dennis V. Moccia
Dennis V. Moccia
Managing Director

By:	/s/ Tyler Hayne
Tyler Hayne
Managing Director